(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: : June 25, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRATION INFORMATION

NAVIGANT INTERNATIONAL, INC.
Full Name of Registrant

Not applicable
Former Name if Applicable

84 Inverness Circle East
Address of Principal Executive Office (Street and Number)

Englewood, CO 80112
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Rule 10-01(d) of Regulation S-X requires that interim financial statements included in Quarterly Reports on Form 10-Q be reviewed by an independent auditor in accordance with Statement of Auditing Standards No. 100, Interim Financial Information (“SAS 100”). On August 4, 2006, Navigant International, Inc. (the “Company”) was advised by Deloitte & Touche LLP (“Deloitte & Touche”), the Company’s independent registered public accounting firm, that Deloitte & Touche would not be able to complete its review of the Company’s unaudited consolidated financial statements in accordance with SAS 100 (the “Review”) on August 4, 2006, the prescribed due date for filing the Company’s Quarterly Report on Form 10-Q. This delay could not be eliminated by the Company without unreasonable effort or expense.

The Company intends to file its Quarterly Report on Form 10-Q as soon as Deloitte & Touche completes the Review and, in any event, no later than August 9, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert C. Griffith	(303)	706-0778
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Navigant International, Inc.

(Name of Registrant as Specified in Charter)

Date: August 7, 2006	By:	/s/ Robert C. Griffith
Robert C. Griffith Chief Operating Officer, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)